December 7, 2023 Via EDGAR	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-275227) Hashdex Bitcoin Futures ETF Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which operates as a separate series of the Registrant the Hashdex Bitcoin Futures ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 1 (“Amendment”) to the Registrant’s registration statement on Form S-4 (the “Registration Statement”) (File No. 333-275227). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated November 30, 2023 (“Comment Letter”), addressing the Registrant’s Registration Statement that was filed on October 31, 2023, for the Fund’s shares to be issued in connection with its acquisition via merger (the “Merger”) of the Hashdex Bitcoin Futures ETF (the “Acquired Fund”), which is a separate series of the Teucrium Commodity Trust.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the combined information statement and prospectus contained in the Amendment (the “Prospectus”). Please be advised that the name of the Trust’s Sponsor has changed to Tidal Investments LLC (f/k/a Toroso Investments, LLC) effective November 1, 2023, and no other material changes have occurred with respect to the Sponsor and its business, operations, personnel, financial condition or ownership.

Registration Statement on Form S-4

General

1.             We note the Acquired Fund is listed on NYSE Arca. Please tell us the status of the exchange’s amendment to the listing standard application under Rule 19b-4 of the Exchange Act.

RESPONSE:

The NYSE Arca’s Rule 19b-4 application seeking amendment to the Acquired Fund’s listing rule to allow reliance on such listing rule by the Fund (the “Amending Application”) was found acceptable by the Staff of the Commission’s Division of Trading and Markets. The Amending Application was filed by the NYSE Arca on December 1, 2023. The Amending Application filing qualifies for immediate effectiveness as a “non-controversial” rule change under paragraph (f)(6) of Rule 19b-4 promulgated under the Securities Exchange Act of 1934.1 Public notice of the Amending Application by the Commission, which publication is expected within 15 days of the NYSE Arca’s filing, will cause the rule change under the Amending Application to be immediately effective. The Amending Application filing may be found at the following link: https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/rule-filings/filings/2023/SR-NYSEArca-2023-84.pdf

1 17 CFR 240.19b-4(f)(6).

2.             We note the Staff is currently reviewing your registration statement on Form S-1 filed on July 21, 2023 (File No. 333-273364). To the extent that any comments related to our review of your Form S-1 apply to disclosure in the Form S-4, please make corresponding revisions to all affected disclosure.

RESPONSE:

The Registrant has made the suggested updates and conforming changes in the Amendment to conform the Amendment to all responses to applicable comments received from the Staff made on the Registrant’s registration statement on Form S-1 (File No. 333-273364) filed initially on July 21. 2023 and amended by Pre-Effective Amendment No. 1 filed on November 2, 2023 (the “Form S-1”), including the Form S-1 comments received from the Staff by correspondence dated November 30, 2023.

3.             Please revise throughout to discuss price swings for both bitcoin and bitcoin futures contracts in recent periods, including your disclosure under “Risk of Volatility” on page 29. Also please confirm that you will update and quantify recent price declines in subsequent amendments.

RESPONSE:

The suggested revisions to discuss and quantify price swings in both bitcoin and bitcoin futures contracts in recent periods have been made in the Amendment. The Registrant confirms that subsequent amendments to the Registration Statement will contain updates of this information.

Questions and Answers About the Merger

Why is the Merger occurring?, page iv

4.             Please revise this Q&A to provide a cross-reference to the related disclosure under “Support Agreement” on page 35.

RESPONSE:

The Registrant has made the suggested cross-reference in the Amendment.

Are there any conditions to consummation of the Merger?, page v

5.             We note your disclosure in this Q&A that “[e]ach of Toroso and Teucrium may waive any of the conditions to its obligations to complete the Merger.” However, on pages 4 and 35 you disclose that the condition that the parties to the Merger receive a tax opinion may not be waived. Please reconcile your disclosure.

RESPONSE:

This Q&A has been revised to reflect that the parties may not waive the tax opinion receipt condition to the Merger.

Summary, page 1

6.            Please revise to include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make the investment speculative or risky. Refer to Item 105(b) of Regulation S–K.

RESPONSE:

The Summary section of the Prospectus has been revised to include the suggested summary of principal risk factors.

7.            We note your disclosure in the third paragraph of page 1 that sponsoring the Acquiring Fund will be Toroso’s first experience in the crypto asset markets. However, your disclosure in the penultimate paragraph of page 1 states that Toroso has experience in the “digital asset and exchange-traded fund industries.” Please revise to clarify or reconcile your disclosure, as appropriate.

RESPONSE:

The third paragraph of page 1 has been revised to clarify the Sponsor’s lack of experience so that such disclosure is reconciled to the statements made in connection with experience of the parties to the Support Agreement on page 1. Supplementally, the Sponsor has extensive experience variously as the sponsor, adviser and sub-adviser of exchange-traded funds and engaging in commodity futures trading for several such funds.

The Fund’s Current Net Assets and Year to Date Performance, page 1

8.            Please update this disclosure to the most recent practicable date, and make conforming revisions throughout as appropriate.

RESPONSE:

The suggested updating and conforming revisions have been made in the Amendment.

The Support Agreement, page 35

9.             Refer to the disclosure regarding an “additional deduction of operational costs from the Management Fee.” Please revise to describe the nature of such costs in greater detail and quantify the same, to the extent practicable.

RESPONSE:

The suggested disclosure concerning details on costs has been added to the Amendment.

Further Information About the Acquired Fund, page 36

10.          Please revise to include the following for the Acquired Fund, or tell us why you are not required to provide the information:

●	management’s discussion and analysis of financial condition and results of operations (refer to Item 303 of Regulation S-K); and

●	quantitative and qualitative disclosures about market risk (refer to Item 305 of Regulation S-K).

RESPONSE:

The Prospectus discussion under the caption “Further Information About The Acquired Fund” has been revised to include management’s discussion of Fund performance and quantitative and qualitative disclosures about market risk relevant to the Acquired Fund.

The Sponsor, page 38

11.           Please revise the second paragraph of page 39 to identify the non-officer member who holds approximately 24.9% of Toroso.

RESPONSE:

The suggested member identifying information has been added to the Amendment.

Management of Toroso, page 39

12.          Please disclose the ages of the officers of Toroso. Refer to Item 401(b) of Regulation S-K.

RESPONSE:

The years of birth for the officers of the Sponsor have been added.

Acquiring Fund Financial Statements, page F-1

13.          We note that you have provided an audited balance sheet for Hashdex Bitcoin Futures ETF, a series of Tidal Commodities Trust I, the sole fund as of October 24, 2023. Please note that audited financial statements must also be provided for the registrant, Tidal Commodities Trust I. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Sections.

RESPONSE:

The audited combined financial statements of the Registrant have been added to the Amendment.

14.          On pages F-2 and F-3 you refer to The Acquiring Fund. On pages F-6 to F-11 and F-19 to F-25 you refer to the Acquired Fund. Please revise to include the name of the entity.

RESPONSE:

The suggested revisions have been made in the Amendment.

Note 1. Organization and Significant Accounting Policies, page F-3

15.          Please include accounting policies for creations and redemptions and calculating the net asset value.

RESPONSE:

The specified accounting policies have been added to the Amendment

Acquired Fund Financial Statements Report of Independent Registered Public Accounting Firm, page F-5

16.          Please respond to the following:

●	Ask the auditors to revise the report to clarify that the fund is a series of Teucrium Commodity Trust.

●	In the second sentence of the first paragraph the auditors refer to the financial position of the Fund as of December 31, 2022 and 2021, even though the fund did not commence operations until September 15, 2022. Ask the auditors to either remove the reference to December 31, 2021, or tell us why the reference is appropriate.

●	The auditors include a reference to their report on the Fund’s internal control over financial reporting as of December 31, 2022. Since you do not include that report in the filing, ask the auditors to remove this reference to their report.

RESPONSE:

The auditor’s report has been revised to reflect the suggested clarifications and deletions.

Exhibits

17.          Please ensure that your exhibit index complies with the requirements set forth in Item 601(a)(2) of Regulation S-K. For example, we note that you have incorporated by reference certain exhibits, but have not included an active hyperlink to each such exhibit separately filed on EDGAR. Please revise.

RESPONSE:

The exhibit index in the Amendment has been revised as suggested.

18.          We note that the tax opinion filed as Exhibit 8.1 is not signed by counsel. Please file an executed opinion with your next amendment.

RESPONSE:

Exhibit 8.1 filed with the Amendment is an executed opinion.

19.          Refer to Exhibit 23.3. Please ask Tait, Weller & Baker LLP to revise their consent to correct for the typographical error in the name of the registrant (i.e., Tidal instead of Tital).

RESPONSE:

Exhibit 23.3.filed with the Amendment is the revised consent of Tait, Weller & Baker LLP.

*           *           *           *

The Registrant and the Sponsor acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

Peter J. Shea

cc:          Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Jessica Livingston, Division of Corporation Finance

Mr. David Lin, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP